Exhibit (a)(1)(Q)

Dear Cox Employee,

I am pleased to share with you that early this morning Cox Enterprises and Cox Communications announced the successful completion of a cash tender offer that will result in CCI’s return to private ownership. The next, and final step in this process is for CCI to be merged into a wholly owned subsidiary of CEI, which we expect will happen by the end of next week. This is a great opportunity for both CEI and CCI and provides both organizations the ability to focus on long-term growth over the results of each quarter. CCI will direct new energy towards propelling its success in the cable and telecommunications industry.

Today more than ever, we believe in the bright future of our businesses. We will continue to conduct business and serve our communities with the same commitment to quality and service as we always have. Our long-term vision remains unchanged and CCI’s return to the private sphere represents an investment in the future of CCI and CEI. I thank each of you for the contributions you have made to our success and for your ongoing commitment to our company.

As was our practice at other stages of this transaction, we are providing you with a list of frequently asked questions and answers. We have also attached the press release announcing the successful completion of the tender offer.

I am proud to be part of this great company and look forward to continuing along our successful path.

/s/ Jim Kennedy